SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.


                           SCHEDULE 13D


             Under the Securities Exchange Act of 1934
                        (Amendment No. 20)*


                   CASEY'S GENERAL STORES, INC.
                         (Name of Issuer)


                           COMMON STOCK
                  (Title of Class of Securities)


                              147528
                          (CUSIP Number)


                        Donald F. Lamberti
                   Casey's General Stores, Inc.
            One Convenience Blvd., Ankeny, Iowa  50021
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                           April 5, 1994
               (Date of Event which Requires Filing
                        of this Statement)


If the filing person has previously filed a statement of Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box ____.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                 (Continued on following page(s))

                        Page 1 of 12 pages

CUSIP No.  147528               13D             Page 2 of 12 Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person

          Donald F. Lamberti
          ###-##-####

2.   Check the appropriate box if a member of a group*

          (b)

3.   SEC Use Only

4.   Source of Funds*

          N/A

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

          N/A

6.   Citizenship or Place of Organization

          U.S.A.

7.   Sole Voting Power

          3,468,866

8.   Shared Voting Power

          N/A

9.   Sole Dispositive Power

          2,923,372

10.  Shared Dispositive Power

          N/A

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          3,468,866

12. Check box if the aggregate amount in Row (11) excludes certain shares*

13.  Percent of Class Represented by Amount in Row (11)

          13.38%

14.  Type of Reporting Person*

          IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1.   SECURITY AND ISSUER.

     The securities to which this statement relates is the Common
Stock, no par value, of Casey's General Stores, Inc. (the
"Company"), having its principal executive offices at One
Convenience Boulevard, Ankeny, Iowa  50021.

     Item 2.   IDENTITY AND BACKGROUND.

     This statement is filed by an individual, Donald F. Lamberti, whose business address is One Convenience Boulevard, Ankeny, Iowa 50021. Mr. Lamberti is the Chief Executive Officer and Chairman of the Board of Directors of the Company. The Company operates convenience stores, including the sale of gasoline, in Iowa and seven other Midwestern states.

     Mr. Lamberti has not, during the last five (5) years, been convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Lamberti has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and states securities laws or finding any violation with respect to such laws.

     Mr. Lamberti is a citizen of the United States of America.

     Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Lamberti co-founded the Company and owned 300 shares of its Common Stock following its incorporation in 1967. In 1982, Mr. Lamberti purchased an additional 40 shares of Common Stock following the resignation and retirement of two (2) other officers, directors and shareholders. In August 1983, immediately prior to its initial public offering, the Company's Common Stock underwent a 2900-to-1 split which increased Mr. Lamberti's direct ownership from 340 shares to 986,000 shares.

     Mr. Lamberti subsequently disposed of a total of 140,000 shares of Common Stock under Rule 144 during April 1984 (20,000 shares), September 1984 (28,000 shares), January 1985 (28,000), and April 1985 (28,000 shares). Following these sales, Mr. Lamberti was the direct owner of 882,000 shares of Common Stock.

     Mr. Lamberti acquired 441,000 shares of Common Stock as a result of the three-for-two stock split of the Company's Common Stock declared by the Board of Directors on May 21, 1985, which was paid on June 24, 1985 to stockholders of record on June 13, 1985. Following the effective date of the three-for-two stock split, Mr. Lamberti was the direct owner of 1,323,000 shares of Common Stock.

     Mr. Lamberti sold 100,000 shares of Common Stock in conjunction with the Company's public offering of 1,180,000 shares in July 1985, as described in the Registration Statement on Form S-1 effective July 17, 1985 (2-98618). Following this sale, Mr. Lamberti was the direct owner of 1,223,000 shares of Common Stock.

     Mr. Lamberti acquired an additional 1,223,000 shares of Common Stock as a result of the two-for-one stock split of the Company's Common Stock declared by the Board of Directors on July 3, 1986, which was paid on August 4, 1986 to stockholders of record on July 22, 1986. Following the effective date of the two-for-one stock split, Mr. Lamberti was the direct owner of 2,446,000 shares of Common Stock.

     Mr. Lamberti disposed of a total of 6,000 shares of Common
Stock by gift to three separate donees on October 21, 1986.
Following these gifts, Mr. Lamberti was the direct owner of 2,440,000 shares of Common Stock.

     On January 7, 1987, Mr. Lamberti acquired an additional 123,879 shares of Common Stock with personal funds as a result of his exercise of options to purchase such shares granted to him pursuant to the Incentive Stock Option Plan ("Option Plan") adopted by the Board of Directors and stockholders, effective April 23, 1982. Mr. Lamberti acquired 104,400 of those shares at the cost of $1.06 per share, and the remaining 19,479 shares of $5.13 per share for a total amount of $210,591.27. Following the exercise of such options, Mr. Lamberti was the direct owner of 2,563,879 shares of Common Stock.

     On January 7, 1987, two other officers of the Company, Walter
J. Carlson (who subsequently retired on August 17, 1987) and Ronald M. Lamb (Chief Operating Officer), also exercised similar options to purchase 123,879 and 104,400 shares of Common Stock, respectively, granted to them under the Option Plan.

     Mr. Lamberti disposed of a total of 1,500 shares of Common
Stock by gift to three separate donees on January 8, 1987.
Following these gifts, Mr. Lamberti was the direct owner of 2,562,379 shares of Common Stock.

     Mr. Lamberti disposed of an additional 3,000 shares of Common Stock by gift to three separate donees on March 5, 1987.
Following these gifts, Mr. Lamberti was the direct owner of 2,559,379 shares of Common Stock.

     Mr. Lamberti disposed of an additional 300 shares of Common
Stock by gift to a single donee on June 10, 1987. Following this gift, Mr. Lamberti was the direct owner of 2,559,079 shares of Common Stock.

     On July 9, 1987, Mr. Lamberti disposed of 100,000 shares of
Common Stock in an open market sale under Rule 144 at an average sale price of $16.10 per share. Following this sale, Mr. Lamberti was the direct owner of 2,459,079 shares of Common Stock.

     Mr. Lamberti disposed of an additional 8,000 shares of Common Stock by gift by two separate donees (4,000 shares each) on December 21, 1987 and December 22, 1987. Following these gifts,
Mr. Lamberti was the direct owner of 2,451,079 shares of Common
Stock.

     On January 4, 1988, Mr. Lamberti sold the 123,879 shares of Common Stock acquired by him on January 7, 1987 to the Company at the opening sales price per share reported on the NASDAQ National Market System on January 4, 1988 ($13 7/8) for a total consideration of $1,718,821.13. Following this sale, Mr. Lamberti was the direct owner of 2,327,200 shares of Common Stock. On that same date, the Company repurchased 123,879 shares and 104,400 shares from Walter J. Carlson and Ronald M. Lamb, respectively, acquired by such individuals on January 7, 1987.

     Mr. Lamberti disposed of an additional 8,500 shares of Common Stock by gift to two separate donees on January 20, 1988.
Following these gifts, Mr. Lamberti was the direct owner of 2,318,700 shares of Common Stock.

     Mr. Lamberti disposed of a total of 3,800 shares of Common
Stock by gift to five separate donees on December 15, 1988.
Following these gifts, Mr. Lamberti was the direct owner of 2,314,900 shares of Common Stock.

     During the period of December 15-19, 1988, Mr. Lamberti disposed of an aggregate of 56,000 shares of Common Stock in open market sales under Rule 144 at sales prices ranging from $12 3/8 to $12 5/8 per share. Following these sales, Mr. Lamberti was the direct owner of 2,258,900 shares of Common Stock.

     Mr. Lamberti disposed of a total of 6,000 shares of Common
Stock by gift to two separate donees on May 18, 1989. Following these gifts, Mr. Lamberti was the direct owner of 2,252,900 shares of Common Stock.

     During the period from December 18, 1989 through January 5, 1990, Mr. Lamberti disposed of an aggregate of 75,000 shares of Common Stock in open market transactions under Rule 144 at sales prices ranging from $10-1/2 to $11-1/4 per share. Following these sales, Mr. Lamberti was the direct owner of 2,177,900 shares of Common Stock.

     During the period from March 9, 1990 through April 2, 1990, Mr. Lamberti disposed of an aggregate of 116,500 shares of Common Stock in open market transactions under Rule 144 at sales prices ranging from $9 to $9-7/8 per share. Following these sales, Mr. Lamberti was the direct owner of 2,061,400 shares of Common Stock.

     Mr. Lamberti disposed of an aggregate of 140,675 shares of Common Stock during the period from April 3 through April 5, 1990 in open market transactions under Rule 144 at sales prices ranging from $9 to $9-1/8 per share. Following these sales, Mr. Lamberti was the direct owner of 1,920,725 shares of Common Stock.

     On December 14, 1990, Mr Lamberti disposed of an aggregate of 200,000 shares of Common Stock by gift to an irrevocable trust created by Mr. Lamberti for the benefit of his four children. The trust arrangements were described under Item 4 of Mr. Lamberti's
Schedule 13D (Amendment No. 16) filing on December 18, 1990. Following such disposition, Mr. Lamberti was the direct owner of 1,720,725 shares of Common Stock.

     On January 3, 1991, Mr. Lamberti purchased, with available funds, in an open market transaction, $275,000 in aggregate principal amount of the Company's 6-1/4% Convertible Subordinated Debentures due May 1, 2012 (the "Debentures") at a market price of $630 per $1,000. Under the terms thereof, the Debentures purchased by Mr. Lamberti are convertible (at the rate of $19 per share) into 14,473 shares of Common Stock. Following such purchase, and taking into account the number of shares that could be acquired by Mr. Lamberti through the conversion of his Debentures, Mr. Lamberti was deemed to be the direct owner of 1,735,198 shares of Common Stock.

     On September 6, 1991, Mr. Lamberti disposed of an aggregate of 200,000 shares of Common Stock in an open market transaction under Rule 144 at $12-3/4 per share. Following this sale, Mr. Lamberti was deemed to be the direct owner of 1,535,198 shares of Common Stock.

     On September 18, 1991, Mr. Lamberti disposed of a total of
10,000 shares of Common Stock by gift to four separate donees.
Following these gifts, Mr. Lamberti was deemed to be the direct owner of 1,525,198 shares of Common Stock.

     On September 19, 1991, Mr. Lamberti disposed of a total of
2,000 shares of Common Stock by gift to two separate donees.
Following these gifts, Mr. Lamberti was deemed to be the direct owner of 1,523,198 shares of Common Stock.

     On February 11, 1992, Mr. Lamberti disposed of 2,000 shares of Common Stock by gift to a single donee. Following this gift, Mr. Lamberti was deemed to be the direct owner of 1,521,198 shares of Common Stock.

     On April 27, 1992, Mr. Lamberti disposed of a total of 9,000 shares of Common Stock by gift to four separate donees. Following these gifts, Mr. Lamberti was deemed to be the direct owner of 1,512,198 shares of Common Stock.

     On July 9, 1992, Mr. Lamberti disposed of 4,000 shares of
Common Stock by gift to a single donee.  Following this gift, Mr.
Lamberti was deemed to be the direct owner of 1,508,198 shares of Common Stock.

     On January 8, 1993, Mr. Lamberti disposed of 2,000 shares of
Common Stock by gift to a single donee.  Following this gift, Mr.
Lamberti was deemed to be the direct owner of 1,506,198 shares of Common Stock.

     On January 13, 1993, Mr. Lamberti disposed of 1,000 shares of Common Stock by gift to a single donee. Following this gift, Mr.
Lamberti was deemed to be the direct owner of 1,505,198 shares of Common Stock.

     On January 19, 1993, Mr. Lamberti disposed of 3,000 shares of Common Stock by gift to a single donee. Following this gift, Mr.
Lamberti was deemed to be the direct owner of 1,502,198 shares of Common Stock.

     On August 3, 1993, Mr. Lamberti disposed of a total of 3,000 shares of Common Stock by gift to four separate donees. Following these gifts, Mr. Lamberti was deemed to be the direct owner of 1,499,198 shares of Common Stock.

     On August 6, 1993, Mr. Lamberti disposed of 1,000 shares of
Common Stock by gift to a single donee.  Following this gift, Mr.
Lamberti was deemed to be the direct owner of 1,498,198 shares of Common Stock.

     On August 11, 1993, Mr. Lamberti disposed of 2,000 shares of
Common Stock by gift to a single donee.  Following this gift, Mr.
Lamberti was deemed to be the direct owner of 1,496,198 shares of Common Stock.

     Mr. Lamberti directly acquired an additional 1,481,725 shares of Common Stock as a result of a two-for-one stock split of the Company's Common Stock declared by the Board of Directors on December 21, 1993, which was paid on February 15, 1994 to shareholders of record on February 1, 1994. At the same time, the Debentures held by Mr. Lamberti became convertible into 28,947 shares of Common Stock, resulting in Mr. Lamberti being deemed to be the direct owner of a total of 2,992,397 shares of Common Stock.

     On March 4, 1994, Mr. Lamberti disposed of a total of 19,000 shares of Common Stock by gift to ten separate donees. Following these gifts, Mr. Lamberti was deemed to be the direct owner of 2,973,397 shares of Common Stock.

     On March 25, 1994, Mr. Lamberti acquired the 28,947 shares of Common Stock through the conversion of his Debentures pursuant to a Notice of Total Redemption dated February 24, 1994. Following the conversion, Mr. Lamberti continued to be the direct owner of 2,973,397 shares of Common Stock.

     On April 5, 1994, Mr. Lamberti disposed of an aggregate of
50,025 shares of Common Stock in open market transactions under Rule 144 at $11.625 per share. Following these sales, Mr.
Lamberti was the direct owner of 2,923,372 shares of Common Stock.

     As a participant in the Fifth Restated and Amended Casey's General Stores, Inc. Employees' Stock Ownership Plan and Trust (the "Employees' Plan"), Mr. Lamberti has the right to vote the shares of Common Stock allocated to his account by the Trustee under the Employees' Plan. As of April 30, 1993 (the date of the most recent allocation of shares by the Trustee), Mr. Lamberti had 545,494 shares of Common Stock allocated to his account in the Employees' Plan. Such shares may be available for distribution to Mr. Lamberti upon his death, disability, retirement or termination of employment under the terms of the Employees' Plan. Mr. Lamberti also serves as a member of the Advisory Committee of the Employees' Plan.

     Item 4.  PURPOSE OF TRANSACTION.

     Mr. Lamberti acquired the direct ownership of the shares of Common Stock and Debentures described in Item 3 hereof for investment purposes, or as a result of stock splits declared on the shares so acquired. In addition, Mr. Lamberti holds such shares for the purpose of influencing the control of the Company. As disclosed previously, Mr. Lamberti acquired the right, along with all other participants in the Employees' Plan, to instruct the Trustee to vote and tender the shares of Common Stock allocated to his account in the Employees' Plan upon the conversion of the Employees' Plan to an ESOP on July 26, 1989.

     On December 18, 1987, the Company filed a Registration Statement on Form S-8 with the Securities and Exchange Commission covering the 2,281,700 shares of Common Stock then held by the Employees' Plan. The Company filed Amendment No. 1 to the Registration Statement on Form S-8 on August 4, 1989 reflecting the conversion of the Employees' Plan to an employee stock ownership plan. Pursuant to directions from the Advisory Committee, the Trustee of the Employees' Plan has from time to time made distributions of shares of Common Stock to participants entitled to receive the Employees' Plan benefits, and Mr. Lamberti expects additional such distributions to be made in the future.
As a result of such distributions, and following the 2-for-1 stock split, Mr. Lamberti believes the Employees' Plan currently holds 2,336,780 shares of Common Stock.

     Mr. Lamberti's sale of 50,025 shares of Common Stock on April 5, 1994 was prompted by his desire to diversify his investments and to acquire funds to repay certain personal indebtedness
(unrelated to the Company).

     Other than as set forth herein, Mr. Lamberti currently has no other plan or proposal which relates to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

     (c) A sale or transfer of a material amount of assets of the Company;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

     Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The aggregate number of shares of Common Stock beneficially owned by Mr. Lamberti at the date hereof is 3,468,866 shares or approximately 13.38% of the 25,920,270 shares of Common Stock currently issued and outstanding.

     Mr. Lamberti has sole power to vote and to dispose of the 2,923,372 shares of Common Stock owned directly by him. As described above, Mr. Lamberti also has the right to instruct the Trustee to vote and tender the 545,494 shares of Common Stock allocated to his account under the Employees' Plan as of April 30, 1993.

     Other than as set forth herein, Mr. Lamberti has not participated in or effected any transactions in the Company's
Common Stock in the past sixty days.

     Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Lamberti is a participant in a voting trust established December 20, 1982 that will become effective upon the date of death of himself or Ronald M. Lamb, Chief Operating Officer and a Director of the Company. Under the voting trust agreement, the stockholders have agreed to deposit all of the shares of Common Stock of the Company beneficially owned by them ("Voting Shares") with the survivors of Messrs. Lamberti and Lamb and their successors as voting trustee. Upon the effectiveness of the voting trust, the voting trustee generally will be entitled to vote the Voting Shares in their discretion in accordance with the determination of the voting trustee. However, in order to approve certain extraordinary corporate actions, such as the merger of the Company into any other company, the voting trustee will be required to obtain the prior affirmative vote of the holders and voting trust certificates representing at least two-thirds of the Voting Shares.

     Unless earlier terminated by the vote of all of the voting trustees or of holders of voting trust certificates representing at least three-quarters of the Voting Shares, the agreement will terminate upon the expiration of three years after the effective date of the voting trust.

     Until September 19, 1987, Walter J. Carlson, a former officer and director of the Company, also was a participant in the voting trust described above. On that date, and in conjunction with Mr. Carlson's retirement and resignation as a member of the Board of Directors and as Secretary and Treasurer of the Company, Messrs. Lamberti, Lamb and Carlson executed an Amendment to Casey's General Stores, Inc. Voting Trust Agreement, the purpose of which was to release Mr. Carlson and his shares of Common Stock from the terms and conditions of the Voting Trust Agreement.

     Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit No.            Description
          -----------            -----------

              9.              Voting Trust Agreement* and
                              Amendment thereto**

             10.4(a)          Fifth Amended and Restated Casey's
                              General Stores, Inc. Employees'
                              Stock Ownership Plan and Trust
                              Agreement***

_________________

*    Incorporated by reference from the Company's Registration
     Statement on Form S-1 (2-82651) filed August 31, 1983.

** Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1988
     (0-12788).

*** Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1989 (0-12788).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                              /s/ Donald F. Lamberti
                              ----------------------
                              Donald F. Lamberti



Date:  April 6, 1994